Exhibit 99.6

RNS Number:1366W
Wolseley PLC
22 December 2005

Wolseley plc hereby confirms the following share purchases made under the dividend reinvestment arrangements for shares held in ADRs under the US Employee Share Purchase Plan of which notification was received from the Plan administrator today:

Director's Name	No. of ADRs purchased on	Purchase price per
	12 December 2005	ADR in US$

Charles A Banks	6.784	43.69215
Fenton N Hord	6.784	43.69215
Claude A S Hornsby	6.784	43.69215
Robert H Marchbank	6.784	43.69215

The directors' beneficial holdings have each been respectively increased as a result of these purchases.

Note: One ADR (American Depositary Receipt) comprises two ordinary shares of 25p each in the capital of Wolseley plc. ADRs are traded on the New York Stock Exchange.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END